UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014.

Commission File Number 000-55123

Feishang Anthracite Resources Limited

(Translation of registrant's name into English)

54/F International Chamber of Commerce Tower

168 Fuhua 3rd Road, Futian CBD

Shenzhen, Guangdong 518048,

The PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Annual General Meeting and Related Matters

On April 24, 2014, Feishang Anthracite Resources Limited (the “Company”) announced that its annual general meeting will be held on Friday, 30 May 2014 (the “Announcement”). On the same day, the Company filed with The Stock Exchange of Hong Kong Limited its 2013 Annual Report (the “Annual Report”), a Form of Proxy for the Annual General Meeting (the “Form of Proxy”) and a Circular relating to Proposals for (1) Re-election of Retiring Directors and (2) General Mandates to Repurchase Shares and Issue Shares and Notice of Annual General Meeting (the “Circular”). The copies of the Announcement, the Annual Report, the Form of Proxy and the Circular furnished as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Report shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and are not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

Exhibit Number	Description
99.1	Notice of Annual General Meeting Announcement
99.2	2013 Annual Report
99.3	Form of Proxy for the Annual General Meeting to be Held on Friday, 30 May 2014 (or any Adjournment Thereof)
99.4	Circular relating to the Proposals for (1) Re-election of Retiring Directors and (2) General Mandates to Repurchase Shares and Issue Shares and Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEISHANG ANTHRCITE RESOURCES LIMITED

Date: April 24, 2014	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Annual General Meeting Announcement
99.2	2013 Annual Report
99.3	Form of Proxy for the Annual General Meeting to be Held on Friday, 30 May 2014 (or any Adjournment Thereof)
99.4	Circular relating to the Proposals for (1) Re-election of Retiring Directors and (2) General Mandates to Repurchase Shares and Issue Shares and Notice of Annual General Meeting